This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-52484

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 16, 2002

50,000,000 Units

of Limited Liability Company Interest

VESTIN FUND II, LLC

     Vestin Fund II, LLC is a Nevada limited liability company (the “Fund”). We invest in mortgage loans, which are loans where our collateral is real property. The loans will be selected for us by our manager, Vestin Mortgage, Inc. (formerly Capsource, Inc.; “Vestin Mortgage” or “Manager” or “Managing Member”). Vestin Mortgage will originate and service our mortgage loans and will be responsible for our day to day operations.

     We are offering and selling to the public up to a maximum of 50,000,000 units for $10.00 per unit. This Offering includes units to be issued under our distribution reinvestment plan.

	Price to	Selling Commissions/	Proceeds to
	Public	Expense Reimbursement(2)	the Fund

Per Unit	$10.00	—	$10.00

Total Maximum	$500,000,000.00(1)	—	$500,000,000.00(1)

(1)	Includes units purchased under our distribution reinvestment plan.

(2)	All selling commissions and expenses related to this Offering will be paid by Vestin Mortgage. Vestin Mortgage received a deemed capital contribution of 110,000 units in respect of Offering expenses paid by Vestin Mortgage to non-affiliated third parties. Vestin Mortgage will not be reimbursed or credited for any further Offering expenses it incurs.

     Of the total net proceeds we receive from this Offering, we intend to use 3% as a cash reserve and we intend to invest 97% in mortgage loans. As of December 31, 2002, we raised approximately $312,000,000 from this Offering. If the maximum number of units are sold, we will have $485,000,000 to invest in mortgage loans.

     The most significant risks to your investment include:

•	Restricted right to sell or transfer your units

•	Investment in unspecified mortgage loans

•	Restricted distributions and increased risk due to leveraging

•	Total reliance on Vestin Mortgage

•	Conflicts of interest for Vestin Mortgage

•	Payment of substantial fees to Vestin Mortgage

•	Recent organization, limited operating history, and lack of external financing sources.

•	Tax risks of the Offering and membership in the Fund

•	Limited voting rights of investors

You should read the complete discussion of the risk factors beginning on page 10 of the Prospectus.

     Units will be sold by Vestin Capital, Inc. (formerly DM Financial Services, Inc.; “Vestin Capital”), the lead dealer selling our units in this Offering, as well as by Vestin Mortgage, where permitted. Vestin Capital and Vestin Mortgage are both owned by the same company, Vestin Group, Inc. (formerly known as Sunderland Corporation; “Vestin Group”).

     You must purchase at least 200 units for $2,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement and make the representations and warranties included in that agreement. We will sell up to 50,000,000 units. We will terminate the Offering on the earlier of June 30, 2003 or the date on which the sale of the 50,000,000 units offered is completed.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

March 26, 2003

i

MANAGEMENT

The “Management” section of the Prospectus is hereby supplemented to add the following information:

      John W. Alderfer was appointed the Chief Financial Officer of Vestin Group in September 2002. From October 1998 to September 2002, Mr. Alderfer was retired. From September 1996 to October 1998, Mr. Alderfer was a Director, Vice President, Treasurer, and Chief Financial Officer of Interactive Flight Technologies, Inc. From September 1990 to June 1996, Mr. Alderfer was Senior Vice President, Treasurer, and Chief Financial Officer of Alliance Gaming Corporation. Mr. Alderfer is the former Senior Vice President, Corporate Controller and Chief Accounting Officer of Summa Corporation and the Hughes Corporation, 100% owned by the Estate of Howard R. Hughes. Mr. Alderfer received his BBA degree in accounting from Texas Tech University. He is a Certified Public Accountant.

      Lance K. Bradford has been the President of Vestin Group since January 2001. In addition, Mr. Bradford has been a director, Chief Financial Officer, Treasurer and Secretary of Vestin Mortgage and Treasurer and a director of Vestin Group since April 1999. Mr. Bradford also acts as the functional equivalent of a Chief Financial Officer for both Vestin Fund I and Vestin Fund II. Mr. Bradford was also the Chief Financial Officer of Vestin Group from 1999 to September 2002 and the Corporate Secretary of Vestin Group from 1999 to 2000. Since 1992, Mr. Bradford has been a partner in L.L. Bradford & Company, Las Vegas, Nevada, a Certified Public Accounting firm that he founded. From 1988 to 1991, Mr. Bradford served as an accountant with Ernst & Young International. Mr. Bradford received a Bachelor of Science degree in Accounting from the University of Nevada, in Reno, Nevada.

      Daniel B. Stubbs has been the Executive Vice President and Underwriting Administrator of Vestin Mortgage since January 2000. Mr. Stubbs is responsible for analyzing the risks of each loan as well as prescribing Title Insurance coverage for each individual transaction. In addition, Mr. Stubbs serves on the loan committee and acts as a liaison between Vestin Mortgage and the various banks that carry its lines of credit. Mr. Stubbs has over 13 years experience in the Title Insurance industry. Mr. Stubbs received his Bachelor of Arts in Communications Studies from the University of Nevada, in Las Vegas, Nevada.

CONFLICTS OF INTEREST

      The relationships among us, Vestin Mortgage and the directors and other affiliates of Vestin Mortgage will result in various conflicts of interest as described on Pages 49 through 51 of the Prospectus. This section of the prospectus supplement provides supplemental information regarding Pages 49 through 51 of the Prospectus as follows:

     Conflicts of Interest Involving inVestin Nevada, Inc.

      Vestin Mortgage has recently entered into an agreement to provide management services to inVestin Nevada, Inc. (“inVestin Nevada”). inVestin Nevada is a Nevada corporation wholly owned by Mr. Shustek, the Chief Executive Officer and majority shareholder of Vestin Group, Inc., the parent of our Manager, Vestin Mortgage. inVestin Nevada was formed on September 12, 2002, and is seeking to raise up to $100,000,000 through the sale of subordinated notes to Nevada residents pursuant to a registration statement filed with the Securities Division of the Nevada Secretary of State and in reliance upon the exemptions from such registration requirements provided for under Section 3(a)(11) of the Securities Act of 1933 and Rule 147 thereunder relating to intrastate offerings. inVestin Nevada has investment objectives similar to ours; however, it will make at least 80% of its investments in mortgages in properties in Nevada. As a result, the following additional conflicts of interest may arise involving inVestin Nevada: (i) Vestin Mortgage and its key people, Mr. Shustek, Ms. May, Mr. Bradford and Mr. Byrne, may have conflicts of interest in allocating their time and resources between our business and the activities of inVestin Nevada; (ii) Vestin Mortgage’s management of inVestin Nevada may also result in conflicts of interest over how Vestin Mortgage determines which loans are appropriate for us and which are appropriate for inVestin Nevada; and (iii) if Vestin Mortgage determines that we should co-invest in a loan with inVestin Nevada (pursuant to NASAA Guidelines), our investment will be on substantially the same terms as those of inVestin Nevada and a conflict of interest may arise between us and inVestin Nevada if the borrower defaults on the loan and each of us seeks to protect our interests in the loan and in the property securing the loan. For more information, please see Pages 49 through 51 of the Prospectus.

     Conflicts of Interest Involving Our Participation in Loans With Publicly Registered Affiliates

      We may participate in mortgage loans with publicly registered affiliates if the investment objectives of the participants are substantially identical, there are no duplicate fees, the sponsors receive substantially identical compensation, the investment of each participant is on substantially the same terms, and the participants have a right of first refusal with regard to the sale of any participant’s interest in such loans. There is a potential risk of impasse on joint venture decisions among the participants if any such investment is made on a 50/50 basis and no participant has control. In addition, there is a potential risk that, while a participant may have the right to buy an asset from the partnership or joint venture, it may not have the resources to do so. We will not participate in mortgage loans with non-publicly registered affiliates, except as permitted under the NASAA Guidelines.

SELECTED FINANCIAL DATA

Balance Sheet Data

	December 31,		December 31,
	2002	June 30, 2002	2001

	(Unaudited)
ASSETS:
Investment in mortgage loans	$296,954,711	$222,058,326	$117,236,471
Cash and other assets	49,869,023	$11,068,810	11,221,418

Total assets	$346,823,734	$233,127,136	$128,457,889

LIABILITIES AND MEMBERS’ EQUITY:
Total liabilities	$31,811,054	$650,765	$269,078

Total members’ equity	$315,012,680	$232,476,371	$128,188,811

Total liabilities and members’ equity	$346,823,734	$233,127,136	$128,457,889

Income Statement Data

	For the
	Transition	For the Year	For the Three Months		For the Six Months Ended
	Period Ended	Ended	Ended December 31,		December 31,
	June 30,	December 31,
	2002	2001	2002	2001	2002	2001

			(Unaudited)		(Unaudited)
Total revenues	$11,504,100	$3,801,649	$10,123,913	$2,691,245	$18,977,282	$3,786,244
Total expenses	$781,081	$86,959	$1,261,538	$86,879	$2,276,255	$86,939

Net income	$10,723,019	$3,714,690	$8,862,375	$2,604,366	$16,701,027	$3,699,305

Net income allocated to members	$10,723,019	$3,714,690	$8,862,375	$2,604,366	$16,701,027	$3,699,305
Net income allocated to members per weighted average membership units	$0.59	$0.67	$.30	$0.31	$0.61	$0.63

Rate of return to members(a)	11.7%	12.4%	11.9%	12.4%	12.2%	12.6%

Weighted average membership units(b)	18,326,615	5,548,510	29,868,724	8,389,498	27,552,608	5,874,471

(a)	The rate of return to members is calculated based upon the net income allocated to members per weighted average membership units then divided by number of months during each period (6 months for the year ended December 31, 2001) and multiplied by 12 months, then divided by ten (the $10 cost per unit).

(b)	The weighted average number of outstanding units for the transition period ended June 30, 2002 is calculated based upon the daily number of outstanding units beginning on January 1, 2002. The weighted average number of outstanding units for the year ended December 31, 2001 is calculated based upon the daily number of outstanding units beginning on June 14, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      Prior to June 15, 2001, we were a development stage company with no operational activities. We commenced the offering of our Units in June 2001; that offering continues. Our financial results reflect the amount of capital we had for investment in mortgage loans. Our past performance may not be indicative of future results. The following is a financial review and analysis of our financial condition and results of operations for the three and six months ended December 31, 2002. This discussion should be read in conjunction with our financial statements and accompanying notes and other detailed information regarding the Company appearing elsewhere in this prospectus.

      In June 2002, we changed our fiscal year from December 31 to June 30.

Overview

      Our primary business objective is to generate monthly income by investing in mortgage loans. We believe there is a significant market opportunity to make mortgage loans to owners and developers of real property whose financing needs are not met by traditional mortgage lenders. The loan underwriting standards our Manager utilizes are less strict than traditional mortgage lenders. In addition, one of our competitive advantages is our ability to approve loan applications more quickly than traditional lenders. As a result, in certain cases, we may make mortgage loans which are riskier than mortgage loans made by commercial banks. However, in return we seek a higher interest rate and our Manager takes steps to mitigate the lending risks such as imposing a lower loan to value ratio. While we may assume more risk than traditional mortgage lenders, in return, we seek to generate higher yields from our mortgage loans.

      Our operating results are affected primarily by (i) the amount of capital we have to invest in mortgage loans, (ii) the level of real estate lending activity in the markets we service, (iii) our ability to identify and work with suitable borrowers, (iv) the interest rates we are able to charge on our loans and (v) the level of delinquencies, foreclosures and related loan losses which we experience. During the three and six months ended December 31, 2002, we had substantially more funds to invest as compared to the prior year’s period. Such funds were derived from the continuing sale of our Units. We expect to continue to raise funds through the sale of our Units and accordingly the size of our investment portfolio should continue to increase. We currently have in place limited sources of other funding and are considering possible arrangements such as securitizations and other structured finance programs to increase the funds we will have available for investment in mortgage loans.

      Although the US economy has suffered from a mild recession over the recent past, we have not experienced a material slowdown in commercial real estate lending in the markets we service. As a result, we have generally been able to keep our funds invested in mortgage loans and we have not encountered any material reduction in demand for our loan products. However, if the recession deepens or is prolonged, we would face a number of potential risks. A prolonged recession may dampen real estate development activity, thereby diminishing the market for our loans. In addition, the continuing decline in interest rates, which is largely attributable to the weak economy, may be expected to diminish the interest rates we can charge on our loans. Moreover, a prolonged recession or poor credit decisions by our Manager may increase the default rate on our loans. To the extent that the efforts of our borrowers to develop and sell commercial real estate projects are adversely impacted by the status of the economy, we may experience an increase in loan defaults, which may reduce the amount of funds we have for distribution to our Members. In this regard, it should be noted that the weighted average maturity of our outstanding loans as of December 31, 2002 was approximately 12 months compared to approximately 11 months at December 31, 2001.

      Adverse economic conditions during the next year could have a material impact on the collectibility of our loans. Recognizing this risk, we seek to maintain low loan to value ratios which, as of December 31, 2002, were 53.91% on a weighted average basis. In this manner, we hope to retain sufficient cushion in the underlying equity position to protect the value of our loan in the event of a default. Nevertheless, no assurances can be given that a marked increase in loan defaults accompanied by a rapid decline in real estate values will not have a material adverse effect upon our financial condition and operating results. During the three and six month periods ended December 31, 2002, we recorded a provision for loan losses of $250,000 and $500,000, respectively. Our total reserve for loans losses as of December 31, 2002 is $1,000,000. Establishment of the allowance and the general decline in interest rates contributed to the decline in our rate of return to members from 12.6% at December 31, 2001 to 12.2% at December 31, 2002.

      Historically, our Manager has focused its operations on Nevada and certain Western states. Because our Manager has a significant degree of knowledge with respect to the real estate markets in such states, it is likely most of our loans will be concentrated in such states. As of December 31, 2002, 31.69% of the principal amount of our loans were secured by real estate in Nevada, while 28.41%, 18.03%, 12.47%, and 3.75% were secured by real estate in Texas, California, Arizona, and Hawaii, respectively. Such geographical concentration creates greater risk that any downturn in such local real estate markets could have a significant adverse effect upon our results of operations. Commercial real estate markets in Nevada have continued to prosper, with significant borrowing activity, throughout the current recession. However, the rate of growth appears to be slowing. The commercial real estate markets in Texas, Arizona and California also appear to be relatively unaffected by the recession. Hawaii has been adversely affected by the downturn in tourism after September 11, 2001. Continued weakness in the tourism market may have significant adverse effects on real estate lending in Hawaii. As noted above, if the recession continues for an extended period or deepens, particularly in any of the identified states, our operating results could be adversely affected.

      We commenced our operations on June 15, 2001. Since then, we have increased our funds available for investment in mortgage loans through continuing public offering of our Units. The offering of our Units will continue until the earlier of such time that we have raised $500 million or June 30, 2003. As of December 31, 2002, we have sold approximately 31.4 million units of the total 50 million units offered. Members may also participate in our Distribution Reinvestment plan whereby the member’s distribution may be used to purchase additional units at $10.00 per unit. As of December 31, 2002, an additional 695,871 units have been purchased under this plan. Additionally, we issued 110,000 units to our Manager for offering costs paid by them to unrelated third parties on our behalf.

Summary of Financial Results

Results of Operations for the Three and Six Months ended December 31, 2002 and 2001 (unaudited).

	Three months ended
	December 31,		Six Months ended December 31,

	2002	2001	2002	2001

Total revenues	$10,123,913	$2,691,245	$18,977,282	$3,786,244
Total expenses	1,261,538	86,879	2,276,255	86,939

Net income	$8,862,375	$2,604,366	$16,701,027	$3,699,305

Earnings per unit:
Net income allocated to members per weighted average membership units	$0.30	$0.31	$0.61	$0.63
Rate of return to members(a)	11.9%	12.4%	12.2%	12.6%
Weighted average membership units	29,868,724	8,389,498	27,552,608	5,874,471

(a)	The rate of return to members is calculated based upon the net income allocated to members per weighted average membership units as of December 31, 2002 and 2001 divided by the number of months during the period and multiplied by twelve (12) months, then divided by ten (the $10 cost per unit).

Results of Operations

Three and Six Months Ended December 31, 2002 Compared to Three and Six Months Ended December 31, 2001

      Total Revenues. For the three and six months ended December 31, 2002, revenues totaled $10.1 million and $19.0 million, respectively, compared to $2.7 million and $3.8 million for the same periods in 2001, increases of $7.4 million and $15.2 million or 276% and 387%. The increase in revenue was primarily due to an increase in our average daily investments in mortgage loans of approximately 276% and 412%, respectively. Overall, our average interest yields on our investments in mortgage loans during 2002 have not changed significantly compared to 2001.

      Total Expenses. For the three and six months ended December 31, 2002, expenses totaled $1,261,538 and $2,276,255 respectively, compared to $86,879 and $86,939 for the same periods in 2001, increases of $1,174,659 and $2,189,316, respectively. The increase in total expenses is primarily related to an increase in management fees approximating $100,500 and $263,000, respectively, provisions for loan losses totaling $250,000 and $500,000, respectively, and interest expense related to secured borrowings approximating $784,863 and $1,357,841, respectively. We are continually evaluating the quality of our investments in mortgage loan portfolio and based upon future evaluations, may require additional charges to our allowance for loan losses. Management fees will be an annual recurring expense based upon an amount up to 0.25% of aggregate outstanding capital annually.

      Net Income. Overall, net income for the three and six months ended December 31, 2002 totaled $8.9 and $16.7 million, respectively, as compared to $2.6 and $3.7 million, respectively for the same periods in 2001.

      Rate of Return To Members. For the three and six months ended December 31, 2002, the rate of return to members totaled, calculated on an annualized basis, 11.9% and 12.2%, respectively, as compared to 12.4% and 12.6%, respectively for the same periods in 2001. The decrease in rate of return to members was primarily the result of a provision for loan losses of $250,000 and $500,000, respectively.

      The Company’s operating results are affected primarily by (i) the amount of capital it has to invest in mortgage loans, (ii) the level of real estate lending activity in the markets it services, (iii) the Company’s ability to identify and work with suitable borrowers, (iv) the interest rates it is able to charge on our loans and (v) the level of delinquencies, foreclosures and related loan losses which it experiences. During the three and six months ended December 31, 2002, the Company had substantially more funds to invest as compared to the prior year’s period. Such funds were derived from the continuing sale of the Company’s units. The Company expects to continue to raise funds through the sale of its units and accordingly the size of its investment portfolio should continue to increase. The Company does not currently have in place any other source of funding although it is considering possible arrangements such as securitizations and other structured finance programs to increase the funds it will have available for investment in mortgage loans.

      Although the US economy has suffered from a mild recession over the recent past, the Company has not experienced material slowdown in commercial real estate lending in the markets it services. As a result, the Company has generally been able to keep its funds invested in mortgage loans and it has not encountered any material reduction in demand for our loan products. However, if the recession deepens or is prolonged, the Company would face a number of potential risks. A prolonged recession may dampen real estate development activity, thereby diminishing the market for its loans. In addition, the continuing decline in interest rates, which is largely attributable to the weak economy, may be expected to diminish the interest rates the Company can charge on its loans. Moreover, a prolonged recession or poor credit decisions by the Company’s Manager may increase the default rate on its loans. During the three and six month periods ended December 31, 2002, the Company recorded a provision for loan losses of $250,000 and $500,000, respectively. The Company’s total reserve for loans losses as of December 31, 2002 is $1,000,000. Establishment of the allowance and the general decline in interest rates contributed to the decline in its rate of return to members from 12.6% at December 31, 2001 to 12.2% at December 31, 2002.

Investments in Mortgage Loans Secured by Real Estate Portfolio

      As of December 31, 2002, we invested in mortgage loans secured by real estate totaling $297,954,711, including 72 loans with an aggregate principal value of $297,920,206 secured by first deeds of trust. Seven of these loans are also secured by second deeds of trust totaling $34,505. All of the our second mortgages are junior to a first trust deed position held by either us or our Manager.

      As of December 31, 2002, the weighted average contractual interest yield on our investment in mortgage loans is 13.1%. These mortgage loans mature over the next 27 months.

      Further detail regarding our investments in mortgage loans are as follows:

      December 31, 2002

	Number
Loan	of		Average	Portfolio	Loan To
Type	Loans	Balance	Interest Rate	Percentage	Value*

Acquisition and development	7	$35,543,405	13.25%	12.01%	49.86%
Bridge	5	17,352,444	13.50%	5.86%	62.55%
Commercial	31	131,768,707	11.84%	43.85%	55.97%
Construction	19	97,467,666	13.82%	32.93%	53.55%
Land	9	13,902,489	12.78%	4.70%	39.97%
Residential	1	1,920,000	14.00%	0.65%	54.02%

	72	$297,954,711	13.11%	100.00%	53.91%

      June 30, 2002

	Number
Loan	of		Average	Portfolio	Loan To
Type	Loans	Balance	Interest Rate	Percentage	Value*

Acquisition and development	7	50,177,032	13.86%	22.54%	59.23%
Bridge	3	7,764,367	14.00%	3.49%	67.43%
Commercial	18	78,759,650	12.59%	35.39%	60.78%
Construction	19	59,008,277	14.27%	26.51%	58.36%
Land	12	22,180,376	12.71%	9.97%	44.31%
Residential	7	4,668,624	13.08%	2.10%	64.14%

	66	222,558,326	13.42%	100.00%	59.04%

*	Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an “as is basis” or “as completed basis”. These appraised values do not reflect immediate sales values which may be substantially different. The appraisals may be for the current estimated “as-if developed” or “as-if completed” value of the property or, in the case of acquisition and development loans or construction loans, for the estimated value of the property upon completion of the project. As-if completed or as-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing.

	December 31, 2002		June 30, 2002

		Portfolio		Portfolio
Type	Balance	Percentage	Balance	Percentage

First mortgages	$297,920,206	99.99%	$222,513,820	99.98%
Second mortgages	34,505	0.01%	44,506	0.02%

	$297,954,711	100.00%	$222,558,326	100.00%

All of our second mortgages are junior to a first trust deed position held by either us or our Manager.

      The following is a schedule of maturities of investments in mortgage loans as of December 31, 2002:

2003	$290,688,697
2004	5,611,591
2005	1,654,423

$297,954,711

      The following is a schedule by geographic location of investments in mortgage loans as of:

	December 31, 2002		June 30, 2002

		Portfolio		Portfolio
	Balance	Percentage	Balance	Percentage

Arizona	$37,128,856	12.47%	$37,528,258	16.86%
California	53,736,082	18.03%	43,242,770	19.43%
Florida	6,900,000	2.32%	—	—
Hawaii	11,166,213	3.75%	15,681,746	7.05%
Idaho	—	—	2,855,202	1.28%
New Mexico	42,495	0.01%	42,495	0.02%
Nevada	94,434,752	31.69%	64,641,428	29.04%
Missouri	5,930,650	1.99%	5,430,000	2.44%
Oregon	3,974,615	1.33%	—	—
Texas	84,641,048	28.41%	53,136,427	23.88%

	$297,954,711	100.00%	$222,558,326	100.00%

      We have six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 8% to 17.0%. Revenue by product will fluctuate based upon relative balances during the period.

Asset Quality and Loan Reserves

      Losses may be expected to occur when investing in mortgage loans. The amount of losses will vary as the loan portfolio is affected by changing economic conditions and the financial position of borrowers. There is no precise method of predicting potential losses.

      The conclusion that a mortgage loan is uncollectible or that collectibility is doubtful is a matter of judgment. On a quarterly basis, the Manager evaluates our mortgage loan portfolio for impairment. The fact that a loan is past due does not necessarily mean that the loan is impaired. Rather, all relevant circumstances are considered by the Manager to determine impairment and the need for specific reserves. This evaluation considers among other matters:

•	prevailing economic conditions;

•	historical experience;

•	the nature and volume of the loan portfolio;

•	the borrowers’ financial condition and adverse situations that may affect the borrowers’ ability to pay;

•	evaluation of industry trends;

•	review and evaluation of loans identified as having loss potential; and

•	estimated net realizable value of any underlying collateral.

      At December 31, 2002, seven of our loans totaling $25,697,560 were non-performing (more than 90 days past due on interest payments) and/or past due on principal. The Company has commenced foreclosure proceedings on these loans. In January 2003, the Company completed foreclosure proceedings on two of the seven loans totaling $12,571,782. These loans are included in the participation pool related to secured borrowing. Pursuant to the terms of the inter-creditor agreement, we have continued to remit to the investor the interest due on the participated amounts. The Company’s Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect us against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

      In addition to the above-mentioned loans, as of December 31, 2002, the Company’s Manager had granted extensions on 10 loans pursuant to the terms of the original loan agreements which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to us from borrowers whose loans had been extended as of December 31, 2002 was approximately $28.2 million. The Company’s Manager concluded that no allowance was necessary with respect to such loans.

      Our Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Our Manager believes that the allowance for loan losses totaling $1,000,000 included in the accompanying balance sheet as of December 31, 2002 is adequate to address estimated and expected credit impairment which is considered inherent in our investment in mortgage loans as of that date.

      Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that we experience losses greater than the amount of our allowance, we may incur a charge to our earnings that will adversely affect our operating results and the amount of any distributions payable to our members.

Critical Accounting Policies

Revenue Recognition

      Interest income on loans is accrued by the effective interest method. We do not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is more than 90 days past due.

     Real Estate Held for Sale

      Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

     Investments in Mortgage Loans

      Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of our mortgage loans require interest only payments with a balloon payment of the principal at maturity. We have both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an “as is basis” or “as-if completed basis”. These appraised values do not reflect immediate sales values, which may be substantially different.

     Allowance for Loan Losses

      The Company maintains an allowance for loan losses on our investment in mortgage loans for estimated credit impairment in our investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

     Secured Borrowing

      Loans that have been participated to third party investors through an intercreditor agreement (“Agreement”) are accounted for as secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). Under the Agreement, investors may participate in certain loans with Vestin Mortgage, Fund I, and us (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, the Investor is in a priority lien position against the collateralized loans and mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

Capital Resources and Liquidity

      Liquidity is a measure of a company’s ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general operational purposes. The Company believes that interest earned from both investment loans and cash held at bank institutions in the next twelve months will be sufficient to meet our capital requirements. The Company does not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because the Manager will continue to manage our affairs. The Company may pay the Manager an annual management fee of up to 0.25% of the Company’s aggregate capital contributions. Pursuant to our Operating Agreement the maximum amount of management fees the Manager was entitled to receive during the three and six months ended December 31, 2002 was approximately $187,000 and $350,000, respectively.

      During the six months ended December 31, 2002, cash flows provided by operating activities approximated $15.9 million. Investing activities consisted of net investments in mortgage loans of $80.8 million (net of loan sales and payoffs on investments in mortgage loans), and investment in certificates of deposit of $2.4 million. Financing activities consisted of capital raised through the sale of units in the amount of $80.6 million, members’ withdrawals in the amount of $3.0 million and distributions of $11.8 million (net of reinvestments).

      As the offering of the Company’s units is continuing, the Company currently relies upon the sale of units, loan repayments and dividend reinvestments to provide the cash necessary to carry on its business. The Company’s ability to attract investors to purchase its units depends upon a number of factors, some of which are beyond its control. The key factors in this regard include general economic conditions, the conditions of the commercial real estate markets, the availability and attractiveness of alternative investment opportunities, its operating performance and the track record and reputation of its Manager. The Company believes its ability to attract investors has been enhanced by the high historical yields generated by its mortgage investments and by comparable yields earned by Vestin Fund I which is also managed by its Manager. These yields may continue to be viewed as attractive to the extent that equity markets are viewed as risky or volatile and to the extent that most fixed income investments provide a lower yield. Notwithstanding our high historical yields, its ability to raise additional funds may be impaired by our limited operating history and by the fact that the mortgage loans in which it invests are not federally insured, as are certain bank deposits, and are generally illiquid as compared to government or corporate bonds. Moreover, the recent decline in the yields generated by Vestin Fund I may impair the Company’s ability to attract investors to purchase its units. Thus, its ability to generate high yields is critical to offsetting these disadvantages. The Company’s ability to raise additional funds would likely suffer if the performance of its loan portfolio declines or if alternative investment vehicles offering comparable yields and greater safety and/or liquidity become available.

      As of December 31, 2002, members holding approximately 42% of the Company’s outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will depend upon the Company’s performance as well as the number of its members who prefer to reinvest rather than receive current distributions of their income.

      Any significant level of defaults on the Company’s outstanding loans could reduce the funds it has for investment in new loans. Resulting foreclosure proceedings may not generate full repayment of the Company’s loans and may result in significant delays in the return of invested funds. In addition, any significant level of withdrawals by the Company’s Members would reduce the capital it has available for investment. Such withdrawals are limited by the terms of our Operating Agreement to not more than 10% per year and are subject to other conditions. Defaults as withdrawals would diminish the Company’s capital resources and would impair its ability to invest in new loans. At December 31, 2002, seven of the Company’s loans totaling $25,697,560 were non-performing (more than 90 days past due on interest payments) and/or past due on principal. The Company has commenced foreclosure proceedings on these loans. In January 2003, the Company completed foreclosure proceedings on two of the seven loans totaling $12,571,782. These loans are included in the participation pool related to secured borrowing. Pursuant to the terms of the inter-creditor agreement, the Company has continued to remit to the investor the interest due on the participated amounts. The Company’s manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect us against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans. To date, its capital resources have not been materially impaired by loan defaults or withdrawals by members and the Company believes its current capital resources are sufficient to continue to grow our investment portfolio.

      At December 31, 2002, the Company had $3.1 million in cash, $8.8 million in certificates of deposit, and $345 million in total assets. On the same date, the Company had a liability due to the Managing Member of approximately $1.2 million as well as a balance on our revolving line of credit of $2,000,000. Accordingly, it appears the Company has sufficient working capital to meet its operating needs in the near term.

      As of December 31, 2002, the Company had liabilities totaling $28.5 million as secured borrowings related to an intercreditor agreement. Pursuant to the intercreditor agreement, the Investor may participate in certain loans with Vestin Mortgage, Fund I, and us (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the investor; or (iii) repurchase the participation from the investor for the outstanding balance of the participation plus accrued interest. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”).

      The Company maintains working capital reserves of approximately 3% of aggregate members’ capital accounts in cash and cash equivalents, and certificates of deposit. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of the working capital. Working capital reserves of up to 3% are included in the funds committed to loan investments in determining what proportion of the offering proceeds and reinvested distributions has been invested in mortgage loans.

Factors Affecting Our Operating Results

      The Company’s business is subject to numerous factors affecting its operating results. In addition to the factors discussed above, the Company’s operating results may be affected by:

Risks of Investing in Mortgage Loans.

•	The Company’s underwriting standards and procedures are more lenient than conventional lenders in that the Company will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

•	The Company approves mortgage loans more quickly then other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry Vestin Mortgage performs will not reveal all material facts pertaining to the borrower and the security.

•	Appraisals may be performed on an “as-if completed” basis. Therefore, there is a risk that the borrower will not complete development of the project which may affect the expected value of the property and the loan to value ratio.

•	The Company results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

•	If the economy is healthy, the Company expects that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean the Company will have fewer loans to acquire, thus reducing the Company’s revenues and the distributions to our members.

•	If, at a time of relatively low interest rates, a borrower should prepay obligations that have a higher interest rate from an earlier period, investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm the Company’s reputation and make it more difficult for the Company to attract investors willing to acquire interest in mortgage loans.

Risk of Defaults

      The Company’s performance will be directly impacted by any defaults on the loans in its portfolio. As noted above, the Company may experience a higher rate of defaults than conventional mortgage lenders. The Company seeks to mitigate the risk by estimating the rate of the underlying collateral and insisting on low loan to value ratios. However, no assurance can be given that these efforts will fully protect the Company against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that we will earn less (if any) income from such loans, thereby reducing the Company’s earnings.

Competition for Borrowers.

      The Company considers its competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loan investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which the Company competes have substantially greater financial, technical and other resources than the Company does. Competition in the Company’s market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

Effect of Fluctuations in the Economy.

      The Company’s sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the Company concentrates its loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, the Company may be required to make loans on terms less favorable to the Company or to make loans involving greater risk to the Company. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company’s lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest we are able to earn on our loans. Since the Company’s loans generally do not have prepayment penalties, declining interest rates may also cause the Company’s borrowers to prepay their loans and we may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of the Company’s borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults the Company may experience.

Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk, primarily from changes in interest rates. The Company does not have any assets or liabilities denominated in foreign currencies nor does it own any options, futures or other derivative instruments. The Company does not have any debt.

      Most of the Company’s assets consist of investments in mortgage loans. At December 31, 2002, our aggregate investment in mortgage loans was $297,954,711 with a weighted average contractual yield of 13.1%. These mortgage loans mature over the next 27 months. All of the outstanding mortgage loans at December 31, 2002 are fixed rate loans. All of the mortgage loans are held for investment purposes. None of the mortgage loans have prepayment penalties.

      For the six months ended December 31, 2002, the Company invested an additional $2.4 million in certificates of deposit and other short-term deposit accounts for a total of $8.8 million. The Company anticipates that approximately 3% of its assets will be held in such accounts as a cash reserve; additional deposits in such accounts will be made as funds are received by the Company from new investors and repayment of loans pending the deployment of such funds in new mortgage loans. The Company believes that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

INVESTMENT OBJECTIVES

      This section of the prospectus supplement provides updated information to the “Investment Objectives” section of the Prospectus.

Prior Experience

      In April 1999, Vestin Group, then known as Sunderland, acquired the mortgage brokerage business of Del Mar Mortgage, Inc. and Del Mar Holdings, Inc. from Michael Shustek by purchasing their assets and assuming their liabilities in exchange for shares of common stock. As part of a corporate reorganization, Vestin Group transferred the existing mortgage brokerage business of Del Mar Mortgage and Del Mar Holdings to Vestin Mortgage, then known as Capsource. Although Vestin Mortgage acquired its existing commercial mortgage brokering business, Del Mar Mortgage, which is owned by Mr. Shustek, continues to operate primarily as a residential mortgage broker.

      Vestin Mortgage holds a mortgage broker’s license in Nevada. As a licensed mortgage broker, Vestin Mortgage is subject to regular on site examinations by the Financial Institutions Division of the State of Nevada, which also reviews its advertising, mandates strict record maintenance, and reviews its financial reporting, including its financial statements and monthly activity reports.

      Vestin Mortgage obtains borrowers through approved advertisements, referrals and repeat business, and obtains investors interested in funding the loan in the same manner. It then matches the two together in compliance with Nevada law.

      Vestin Mortgage does not charge any fees to investors. Vestin Mortgage’s compensation is primarily in the form of loan evaluation and processing fees as well as placement fees paid by borrowers, each ranging from two to six percent of the respective loan amount.

      Upon obtaining a request for a loan, Vestin Mortgage processes the application by:

•	ordering and reviewing a property title search;

•	performing an exterior property inspection;

•	obtaining an appraisal which is reviewed for reasonableness; and

•	performing credit underwriting through borrower interviews, credit reports and review of borrower and principals’ financials.

      After processing the loan request, Vestin Mortgage reviews the loan through its loan committee, and then, upon approval, presents the loan to investors. Investors select the loan(s) they wish to invest in and receive an assignment from Vestin Mortgage in the form of an individual promissory note and trust deed issued by the borrower. The investors receive a lender’s policy of title insurance reflecting their beneficial interest in the real property. Nevada law requires mortgage companies to provide copies of loan documentation and borrower information (credit underwriting criteria), as well as real estate lending risk disclosures, to the investors (lenders). Vestin Mortgage also services loans once they have closed.

      Vestin Mortgage, licensed as a mortgage broker in Nevada, arranges loans which are funded by institutions and individuals. In contrast, here we will be the party investing in loans with our own funds. Our assets will be a pool of loans, the distributions from and proceeds of which will be passed through to you as described in this prospectus. Unlike the Fund, Vestin Mortgage does not and will not own the loans. The assets of Vestin Mortgage are primarily receivables in the form of evaluation, processing, extension, placement and servicing fees.

      Since 1995 until the present, Vestin Mortgage and its predecessor Del Mar Mortgage have acted as mortgage brokers for the investment by about 6,000 investors in approximately 700 commercial mortgage loans totaling about $1.5 billion. As of December 31, 2002, Vestin Mortgage is servicing about 110 loans totaling approximately $678 million. The collateral for these loans are real properties primarily located in Nevada, Texas, Hawaii, California, and Arizona. Approximately 760 single family residential loans have been originated by Vestin Mortgage and its predecessor Del Mar Mortgage between 1995 and 1999 with a face value of approximately $88,660,000. Vestin Mortgage closed down its Single Family Residential unit in the last quarter of 1999. Vestin Mortgage and Del Mar Mortgage limit their businesses to mortgage lending, and have not acquired any real properties except in connection with loan foreclosures. The investors serviced by Vestin Mortgage have similar investment objectives to those of the Fund.

      For the five-year period ended December 31, 2002, the properties securing these loans can be subdivided as follows:

	Number of	Percentage of Total Value of Loans
Property Type	Properties	Secured by Such Properties

Commercial (total)	291	75%
Land Acquisition/ Unimproved Land	131	23%
Residential	223	2%

      Of the loans described in the foregoing table, 55% by dollar amount were development loans, including construction loans, the balance were land acquisition loans and loans secured by developed properties. There have been no major adverse conditions with respect to Vestin Mortgage’s or Del Mar Mortgage’s businesses.

      The following table sets forth the type, amount of loan placements and the dollar value of such placements for each year by Vestin Mortgage since its incorporation to the present. Construction loans, except as indicated otherwise, are loans for the construction of buildings on property which has been improved through the installation of utilities, roads or infrastructure. Commercial loans are made to finance operations or improvements for property that has already been fully constructed.

Type	Number	Commercial	Construction	Total

Year 1995
Home Builders SFR/ Multi Family	34		$12,913,197	$12,913,197
Apts/ Rentals	8	$539,500		$539,500
Unimproved Land Zoned SFR	1	$200,500		$200,500
Grand Total: Non-SFR	43	$740,000	$12,913,197	$13,653,197
Single Family Residential	62			$6,383,431
Year 1996
Home Builders SFR/ Multi Family	97		$67,339,702	$67,339,702
Apts/ Rentals	5	$362,000	$4,350,000	$4,712,000
Retail Building	1		$545,000	$545,000
Office Building	2		$2,640,000	$2,640,000
Assisted Living/ Medical	2		$1,900,000	$1,900,000
Land Acquisition/ Development (Zoned SFR)	3		$4,480,000	$4,480,000
Unimproved Land (Zoned SFR)	2	$2,205,000		$2,205,000
Unimproved Land (Zoned Commercial)	1	$1,661,500		$1,661,500
Grand Total: Non-SFR	113	$4,228,500	$81,254,702	$85,483,202
Single Family Residential	221			$28,205,659

Type	Number	Commercial	Construction	Total

Year 1997
Home Builders SFR/ Multi Family	86		$89,450,450	$89,450,450
Apts/ Rentals	3		$8,500,000	$8,500,000
Retail Building	2		$3,650,000	$3,650,000
Office Building	1	$1,650,000		$1,650,000
Assisted Living/ Medical	1		$2,450,000	$2,450,000
Industrial/storage/ Warehouse	1		$2,800,000	$2,800,000
Land Acquisition/ Development (Zoned SFR)	5		$8,435,000	$8,435,000
Land Acquisition/ Development (Zoned Commercial)	2		$2,226,000	$2,226,000
Unimproved Land (Zoned SFR)	4	$3,976,900		$3,976,900
Unimproved Land (Zoned Commercial)	5	$3,650,000		$3,650,000
Grand Total: Non-SFR	110	$9,276,900	$117,511,450	$126,788,350
Single Family Residential	252			$29,488,158
Year 1998
Home Builders SFR/ Multi Family	72		$29,199,200	$29,199,200
Apts/ Rentals	5	$6,756,000		$6,756,000
Retail Building	3		$3,293,000	$3,293,000
Office Building	3	$1,690,000	$3,000,000	$4,690,000
Assisted Living/ Medical	2		$9,690,000	$9,690,000
Industrial/ Storage/ Warehouse	2		$9,795,000	$9,795,000
Restaurant/ Bar	3	$1,050,000	$2,400,000	$3,450,000
Hotel	2	$535,000	$2,900,000	$3,435,000
Land Acquisition/ Development (Zoned SFR)	10		$12,488,000	$12,488,000
Land Acquisition/ Development (Zoned Commercial)	7		$17,125,000	$17,125,000
Unimproved Land (Zoned SFR)	6	$7,575,000		$7,575,000
Unimproved Land (Zoned Commercial)	7	$5,638,250		$5,638,250
Grand Total: Non-SFR	122	$23,244,250	$89,890,200	$113,134,450
Single Family Residential	158			$18,050,925
Year 1999
Home Builders SFR/ Multi Family	49		$29,662,020	$29,662,020
Apt/ Rental	5	$12,160,000	$13,000,000	$25,160,000
Retail Building	6		$6,625,000	$6,625,000
Office Building	5	$4,350,000	$2,762,000	$7,112,000
Assisted Living/ Medical	2		$8,000,000	$8,000,000
Hotel	2		$5,050,000	$5,050,000
Gaming	3	$3,600,000	$20,200,000	$23,800,000
Land Acquisition/ Development (Zoned SFR)	10		$16,402,500	$16,402,500
Land Acquisition/ Development (Zoned Commercial)	9		$57,160,000	$57,160,000
Unimproved Land (Zoned SFR)	6	$5,521,000		$5,521,000
Unimproved Land (Zoned Commercial)	11	$13,658,500		$13,658,500
Grand Total: Non-SFR	108	$39,289,500	$158,861,520	$198,151,020
Single Family Residential	65			$6,531,781
Year 2000
Home Builders SFR/ Multi Family	31	$4,405,000	$19,041,066	$23,446,066
Apt/ Rentals	3	$1,885,000	$15,050,000	$16,935,000

Type	Number	Commercial	Construction	Total

Retail Building	5	$7,096,000	$8,800,000	$15,896,000
Office Building	4	$4,778,650	$5,730,000	$10,508,650
Assisted Living/ Medical	1		$5,300,000	$5,300,000
Industrial/ Storage/ Warehouse	2		$4,750,000	$4,750,000
Restaurant/ Bar	2	$5,750,000		$5,750,000
Hotel	1		$5,350,000	$5,350,000
Gaming	3	$28,700,000	$16,000,000	$44,700,000
Health Club	1		$8,750,000	$8,750,000
RV Park	1		$17,500,000	$17,500,000
Land Acquisition/ Development (Zoned SFR)	12		$20,766,684	$20,766,684
Land Acquisition/ Development (Zoned Commercial)	7		$19,840,000	$19,840,000
Unimproved Land (Zoned SFR)	4	$12,032,555		$12,032,555
Unimproved Land (Zoned Commercial)	7	$10,670,884		$10,670,884
Grand Total: Non-SFR	84	$75,318,089	$146,877,750	$222,195,839
Single Family Residential	0			0
Year 2001
Home Builders SFR/ Multi Family	10	$2,686,000	$11,063,570	$13,749,570
Apt/ Rentals	2	$14,259,900	$1,135,000	$15,394,900
Retail Building	2	$7,950,000		$7,950,000
Office Building	7	$9,768,700	$17,060,000	$26,828,700
Assisted Living/ Medical	5	$38,450,000	$11,500,000	$49,950,000
Industrial/ Storage/ Warehouse	1	$331,200		$331,200
Restaurant/ Bar	1	$1,600,000		$1,600,000
Hotel	4	$12,112,500	$20,700,000	$32,812,500
Gaming	2	$13,100,000		$13,100,000
Health Club	1	$4,500,000		$4,500,000
Golf Course	1		$10,000,000	$10,000,000
Cemetery	1	$14,000,000		$14,000,000
Land Acquisition/ Development (Residential)	4		$14,020,000	$14,020,000
Land Acquisition/ Development (Commercial)	6		$38,200,000	$38,200,000
Unimproved Land (Residential)	2	$3,078,000		$3,078,000
Unimproved Land (Commercial)	5	$8,380,000		$8,380,000
Grand Total: Non-SFR	54	$130,216,300	$113,678,570	$243,894,870
Single Family Residential	0			—
Year 2002
Home Builders SFR/ Multi Family	6	$2,450,000	$1,240,050	$3,690,050
Apt/ Rentals	6	$14,500,000	$23,700,000	$38,200,000
Retail Building	1	$1,312,500		$1,312,500
Office Building	4	$33,450,000	$18,775,000	$52,225,000
Assisted Living/ Medical	14	$49,860,000	$16,400,000	$66,260,000
Industrial/ Storage/ Warehouse	4	$3,412,500	$1,911,000	$5,323,500
Restaurant/ Bar	0			$—
Hotel	4	$27,300,000	$3,800,000	$31,100,000
Gaming	3	$1,440,000	$68,000,000	$69,440,000
Health Club	0			$—
Golf Course	1		$12,500,000	$12,500,000
Cemetery	0			$—

Type	Number	Commercial	Construction	Total

Land Acquisition/ Development (Residential)	7		$109,410,000	$109,410,000
Land Acquisition/ Development (Commercial)	2		$3,750,000	$3,750,000
Unimproved Land (Residential)	17	$50,781,000		$50,781,000
Unimproved Land (Commercial)	10	$33,950,500		$33,950,500
Grand Total: Non-SFR	79	$218,456,500	$259,486,050	$477,942,550
Single Family Residential	0			—
7-year total: Non-SFR		$500,770,039	$980,473,439	$1,481,243,478
7-year total: Single Family Residential				$88,659,954

      Vestin Mortgage closed down its Single Family Residential unit in the last quarter of 1999. Vestin Mortgage originated these loans but then brokered them to other wholesale lenders who funded them.

      The description above of Vestin Mortgage and its predecessors is not intended to provide a description of the loans to be invested in or purchased by us in the future.

      Vestin Mortgage is currently acting as Manager of two other funds, Vestin Fund I and inVestin Nevada, which have investment objectives similar to ours. Vestin Fund I commenced a public offering of its securities and commenced business operations on September 1, 2000. Vestin Fund I has raised $100,000,000 for investment in mortgage loans. As of December 31, 2002, Vestin Fund I had total assets of approximately $104,644,000 of which 81% was invested in mortgage loans. inVestin Nevada is seeking to raise $100,000,000 through the sale of subordinated notes to Nevada residents pursuant to a registration statement filed with the Securities Division of the Nevada Secretary of State and in reliance on exemption from registration requirements provided by Section 3(a)(11) of the Securities Act of 1933 and Rule 147 thereunder.

      For the year ended December 31, 2002, Vestin Fund I paid its investors an average rate of return of approximately 12%.

      The rate is calculated based upon the accumulated earnings of the fund and distributions to members, divided by the average number of units held by members, compounded monthly.

      The following tables set forth in rounded numbers certain information with respect to Vestin Fund I’s experience in raising and investing funds and operating results for the calendar year ended December 31, 2002.

Table I.     Experience in Raising and Investing Funds

Vestin Fund I

As of December 31, 2002:
Dollar amount offered	$100,000,000
Dollar amount raised	$100,000,000
Less offering expenses:
Selling commission and discounts retained by affiliates	$—
Organizational expenses	$—
Other	$—
Reserves (approximately 3%)	$3,000,000
Percent available for investment	97%
Acquisition costs:
Prepaid items and fees related to purchase of property	$—
Cash down payment	$—
Acquisition fees	$—
Other	$—
Total acquisition cost	$—
Percent leverage (mortgage financing divided by total acquisition cost)	$—
Date offering began	9/1/2000
Length of offering (through date of completion)	10 months
Months to invest 90% of amount available for investments	N/A

      As of December 31, 2002, there were no offering expenses or acquisition costs incurred by Vestin Fund I that were paid directly from the offering proceeds or earnings of Vestin Fund I. However, approximately 100,000 units were issued to Vestin Mortgage for offering expenses that were paid in behalf of Vestin Fund I. Additionally, Vestin Fund I did not make any payments, including real estate commissions and other fees in connection with the acquisition or disposition of a property, to Vestin Mortgage within the last three years. Vestin Mortgage will provide, at no charge, a copy of the Form 10-K Annual Report for Vestin Fund I for fiscal year ended December 31, 2002, upon request of an investor. Additionally, Vestin Mortgage will provide copies of the exhibits listed in such annual report, for a reasonable fee, if so requested by an investor. Inquiries should be directed to Vestin Mortgage at 2901 El Camino Avenue, Las Vegas, Nevada 89102.

Table II. Compensation to Sponsor

Type of Compensation	Vestin Fund I

Date offering commenced	9/01/2000
Dollar amount raised	$100,000,000
Amount paid to sponsor from proceeds of offering	$—
Underwriting fees	$—
Acquisition fees	$—
• Real estate commissions	$—
• Advisory fee	$—
• Management fees	$—
Other	$—
Dollar amount of cash generated from operations before deducting Payments to sponsor	$23,546,000
Amount paid to sponsor from operations:
Property management fees	$—
Partnership management fees	$405,000	*
Reimbursements	$—
Leasing commissions	$—
Other	$—
Dollar amount of property sales and refinancing before deducting Payments to sponsor	$—
• Cash	$—
• Notes	$—
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	$—
Incentive fees	$—
Other	$—

Note:	Amounts reflected in Table II are cumulative amounts Vestin Fund I from September 1, 2000 (Date of Commencement) through December 31, 2002.

* Accrued but not yet paid as of December 31, 2002

Table III. Operating Results of Prior Programs

Vestin Fund I, LLC

Calendar Year Ended

	December 31,	December 31,	December 31,
	2002*	2001	2000

	(Unaudited)
Gross revenues	$12,383,000	$11,565,000	$1,267,000
Less: operating expenses	812,000	177,000	25,000

Net income-GAAP basis	$11,571,000	$11,388,000	$1,242,000
Taxable income from operations	$11,571,000	$11,388,000	$1,242,000
Cash generated from operations	$11,888,000	$10,851,000	$807,000
Less: cash distributions to investors
• from operating cash flow	$12,557,000	$8,641,000	$660,000
• from sales and refinancing	—	—	—
• from other	—	—	—

Cash generated (deficiency) after cash distributions	(669,000)	2,210,000	147,000
Less: special items	$—	$—	$—

Cash generated (deficiency) after cash distributions and special items	$(669,000)	$2,210,000	$147,000
Tax and distribution data per $1,000 invested Federal Income Tax results:
Ordinary income (loss)
• from operations	$11,571,000	$11,388,000	$1,242,000
• from recapture	$—	$—	$—
Capital gain (loss)	$—	$—	$—
Cash distributions to investors source (on GAAP basis)
• Investment income	$12,557,000	$8,641,000	$660,000
• Return of capital	$—	$—	$—
Source (on cash basis)
• Sales	$—	$—	$—
• Refinancing	$—	$—	$—
• Operations	$12,557,000	$8,641,000	$660,000
• Other	$—	$—	$—

Note:	Vestin Fund I commenced operations on September 1, 2000.

*	During 2002, Vestin Fund I, LLC’s fiscal year was changed from December 31 to September 30. Information presented includes the results of operations for the nine month period ended September 30, 2002 and the three month period ended December 31, 2002.

VESTIN FUND II, LLC

BALANCE SHEETS

	December 31,	June 30,
	2002	2002

	(Unaudited)
Assets
Cash	$3,128,940	$2,198,542
Certificates of deposit	8,825,000	6,425,000
Receivables under secured borrowings	28,563,946	—
Interest and other receivables	3,911,835	2,189,631
Real estate held for sale	4,984,899	—
Investment in mortgage loans, net of allowance for loan losses of $1,000,000 and $750,000, respectively	296,954,711	222,058,326
Deferred bond offering costs	454,403	255,637

Total assets	$346,823,734	$233,127,136

Liabilities and Members’ Equity
Liabilities
Due to Managing Member	1,247,108	650,765
Line of credit	2,000,000	—
Secured borrowing	28,563,946	—

Total liabilities	$31,811,054	$650,765

Members’ equity— authorized 50,000,000 units 31,407,518 and 23,239,836 units issued and outstanding at $10 per unit at December 31, 2002 and June 30, 2002, respectively	315,012,680	232,476,371

Total members’ equity	315,012,680	232,476,371

Total liabilities and members’ equity	$346,823,734	$233,127,136

The accompany notes are an integral part of these statements.

VESTIN FUND II, LLC

STATEMENTS OF INCOME

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,

	2002	2001	2002	2001

Revenues
Interest income from investment in mortgage loans	$9,767,687	$2,691,245	$18,451,083	$3,786,244
Other income	356,226	—	526,199	—

Total revenues	10,123,913	2,691,245	18,977,282	3,786,244

Operating expenses
Interest Expense	784,863	—	1,357,841	—
Management fees to Managing Member	187,330	86,832	349,641	86,832
Provision for loan losses	250,000	—	500,000	—
Other	39,345	47	68,773	107

Total operating expenses	1,261,538	86,879	2,276,255	86,939

Net income	$8,862,375	$2,604,366	$16,701,027	$3,699,305

Net income allocated to members	$8,862,375	$2,604,366	$16,701,027	$3,699,305

Net income allocated to members per weighted average membership units	$0.30	$0.31	$0.61	$0.63

Weighted average membership units	29,868,724	8,389,498	27,552,608	5,874,471

The accompanying notes are an integral part of these statements.

VESTIN FUND II, LLC

STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

	Units	Amount

Members’ equity at June 30, 2002	23,239,836	$232,476,371
Issuance of units	8,062,737	80,627,371
Distributions	—	(15,841,556)
Reinvestments of distributions	400,778	4,007,783
Members’ withdrawals	(295,832)	(2,958,316)
Net income	—	16,701,027

Members’ equity at December 31, 2002	31,407,518	$315,012,680

The accompanying notes are an integral part of this statement.

VESTIN FUND II, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	December 31,

	2002	2001

Cash flows from operating activities:
Net income	$16,701,027	$3,699,305
Adjustments to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities
Due to Managing Member	596,343	—
Interest and other receivables	(1,722,204)	(1,058,284)
Deferred bond offering costs	(198,766)	—
Allowance for loan losses	500,000	—

Net cash provided by operating activities	15,876,400	2,641,021

Cash flows from investing activities:
Purchase of investments in mortgage loans	(186,218,994)	(124,905,771)
Purchase of investments in mortgage loans from:
Vestin Fund I, LLC	(13,670,000)	(21,289,763)
The Manager	(6,549,976)	—
Other related party	(14,023,151)	—
Private investor	(1,228,870)	—
Proceeds received from the sale of mortgage loans to:
Vestin Fund I, LLC	13,575,000	10,000,000
The Manager	500,856	4,026,598
Other related party	20,200,000	1,000,000
Proceeds from the sale of mortgage loans	38,419,874	—
Proceeds from loan payoffs	68,613,977	22,405,938
Investment in certificates of deposit	(2,400,000)	(2,150,650)

Net cash used by investing activities	(82,781,284)	(110,913,648)

Cash flows from financing activities:
Proceeds from issuance of membership units	80,627,371	116,306,450
Members’ withdrawals	(2,958,316)	(10,091)
Members’ distributions, net of reinvestments	(11,833,773)	(2,349,383)
Advance on revolving line of credit	2,000,000	—
Advance from Manager	—	80,000

Net cash provided by financing activities	67,835,282	114,026,976

Net increase in cash	930,398	5,754,349
Cash, beginning	2,198,542	1,857,602

Cash, ending	$3,128,940	$7,611,951

Supplemental disclosures of cash flows information:
Non-cash investing and financing activities:
Conversion of deferred offering costs to membership units	$—	$242,699

Reinvestment of members’ distributions	$4,007,783	$470,920

Real estate held for sale acquired through foreclosure	$4,984,899	$—

Deferred debt offering costs paid by Manager	$198,766	$142,488

Distributions payable to Manager	$32,358	$46,630

The accompanying notes are an integral part of these statements.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS

(Unaudited)
December 31, 2002

Note A—Organization

      Vestin Fund II, LLC, a Nevada limited liability company (the “Company”), is primarily engaged in the business of mortgage lending. The Company invests in loans secured by real estate through deeds of trust and mortgages. The Company was organized on December 7, 2000 (date of formation) and will continue until December 31, 2020 unless dissolved prior thereto or extended by vote of the members under the provisions of the Company’s Operating Agreement.

      Prior to June 15, 2001, the Company was a development stage company. On June 13, 2001, the Company’s Form S-11/ A filed with the Securities and Exchange Commission became effective for the initial public offering of 50,000,000 units at $10 per unit. The Company commenced operations on June 15, 2001. As of December 31, 2002, the Company had sold 31,407,518 units of the 50,000,000 units offered. Additionally, the Company issued 110,000 units to its Manager for offering costs paid by them to unrelated third parties on the Company’s behalf. The Company will continue to offer its remaining unsold units to the public for a period of up to two years following the effective date of its Form S-11/ A.

      The manager of the Company is Vestin Mortgage, Inc. (the “Manager” or “Managing Member”), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation, whose common stock is publicly held and is traded on the Nasdaq National Market under the symbol “VSTN.” Through its subsidiaries, Vestin Group, Inc. is engaged in asset management, real estate lending and other financial services and has managed over $1 billion in real estate loans. The Operating Agreement provides that the Manager has control over the business of the Company; including the power to assign duties, to determine how to invest the Company’s assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations.

      Vestin Mortgage, Inc. is also the Manager of Vestin Fund I, LLC (“Fund I”) an entity in the same business as the Company.

      The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the transition period ended June 30, 2002.

      The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

Note B—Summary of Significant Accounting Policies

1.	Management Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)
December 31, 2002

2.	Allowance for Loan Losses

      The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated and expected credit impairment. The Manager’s estimate of expected losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may effect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the loan loss allowance. Subsequent recoveries of amounts previously charged off are added back to the allowance.

3.	Real Estate Held For Sale

      Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

4.	Investments in Mortgage Loans

      Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. Appraisals are also based on either an “as is basis” or “as-if completed basis”. These appraised values do not reflect immediate sales values, which may be substantially less.

5.	Secured Borrowing

      Certain loans that have been participated to third party investors (“Investor”) through an intercreditor agreement (“Agreement”) are accounted for as secured borrowing in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS NO. 140”). Under the Agreement, investors may participate in certain loans with Vestin Mortgage, Fund II, and the Company (collectively, “the Lead Lenders”). In the event of borrower non-performance, the intercreditor agreement gives the Lead Lenders the right to either (i) continue to remit to the Investor the interest due on the participation amount; (ii) substitute an alternative loan acceptable to the Investor; or (iii) repurchase the participation from the Investor for the outstanding balance of the participation plus accrued interest. Consequently, the Investor is in a priority lien position against the collateralized loans and mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)
December 31, 2002

Note C—Investment in Mortgage Loans

      Investment in mortgage loans are as follows:

December 31, 2002

	Number
	of		Average	Fund	Loan
Loan Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	7	$35,543,405	13.25%	12.01%	49.86%
Bridge	5	17,352,444	13.50%	5.86%	62.55%
Commercial	31	131,768,707	11.84%	43.85%	55.97%
Construction	19	97,467,666	13.82%	32.93%	53.55%
Land	9	13,902,489	12.78%	4.70%	39.97%
Residential	1	1,920,000	14.00%	0.65%	54.02%

	72	$297,954,711	13.11%	100.00%	53.91%

June 30, 2002

	Number
	of		Average	Fund	Loan
Loan Type	Loans	Balance	Interest Rate	Percentage	To Value*

Acquisition and development	7	$50,177,032	13.86%	22.54%	59.23%
Bridge	3	7,764,367	14.00%	3.49%	67.43%
Commercial	18	78,759,650	12.59%	35.39%	60.78%
Construction	19	59,008,277	14.27%	26.51%	58.36%
Land	12	22,180,376	12.71%	9.97%	44.31%
Residential	7	4,668,624	13.08%	2.10%	64.14%

	66	$222.558,326	13.42%	100.00%	59.04%

*	Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated no greater than 12 months prior to the date of loan origination. Appraisals are also based on either an “as is basis” or “as-if completed basis”. These appraised values do not necessarily reflect the value which would be received in an immediate sale of the property, which may be substantially different from the appraised value.

	December 31, 2002	Portfolio	June 30, 2002	Portfolio
Loan Type	Balance	Percentage	Balance	Percentage

First mortgages	$297,920,206	99.99%	$222,513,820	99.98%
Second mortgages**	34,505	0.01%	44,506	0.02%

	$297,954,711	100.00%	$222,558,326	100.00%

**	All of the Company’s second mortgages are junior to a first trust deed position held by either the Company or the Company’s Manager.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)
December 31, 2002

      The following is a schedule of maturities of investments in mortgage loans as of December 31, 2002:

2003	$290,688,697
2004	5,611,591
2005	1,654,423

$297,954,711

      The following is a schedule by geographic location of investment in mortgage loans as of:

December 31, 2002

		Fund	June 30, 2002	Fund
	Balance	Percentage	Balance	Percentage

Arizona	$37,128,856	12.47%	$37,528,258	16.86%
California	53,736,082	18.03%	43,242,770	19.43%
Florida	6,900,000	2.32%	—	—
Hawaii	11,166,213	3.75%	15,681,746	7.05%
Idaho	—	—	2,855,202	1.28%
New Mexico	42,495	0.01%	42,495	0.02%
Nevada	94,434,752	31.69%	64,641,428	29.04%
Oregon	3,974,615	1.33%	—	—
Missouri	5,930,650	1.99%	5,430,000	2.44%
Texas	84,641,048	28.41%	53,136,427	23.88%

	$297,954,711	100.00%	$222,558,326	100.00%

      The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 8% to 17%. Revenue by product will fluctuate based upon relative balances during the period.

      At December 31, 2002, seven of the Company’s loans totaling $25,697,560 were non-performing (more than 90 days past due on interest payments) and/or past due on principal. The Company has commenced foreclosure proceedings on these loans. During January 2003, the Company completed foreclosure on two of the seven loans totaling $12,571,782. These loans are included in the participation pool related to secured borrowing. Pursuant to the terms of an intercreditor agreement, the Company has continued to remit to the investor the interest due on the participated amounts. The Company’s Manager evaluated all of these loans and concluded that the underlying collateral was sufficient to protect the Company against a loss of principal or interest. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

      In addition to the above-mentioned loans, as of December 31, 2002, the Company’s Manager had granted extensions on 10 loans pursuant to the terms of the original loan agreements, which permit extensions by mutual consent. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing. The aggregate amount due to the Company from borrowers whose loans had

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)
December 31, 2002

been extended as of December 31, 2002 was approximately $28.2 million. The Company’s Manager concluded that no allowance was necessary with respect to these loans.

      The Company’s Manager has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. The Company’s Manager believes that the allowance for loan losses totaling $1,000,000 included in the accompanying balance sheet as of December 31, 2002 is adequate to address estimated and expected credit losses which are considered inherent in the Company’s investment in mortgage loans as of that date.

      Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

Note D—Related Party Transactions

      As of December 31, 2002, amounts due to the Company’s Manager totaling $1,247,108 is primarily comprised of amounts related to management fees, deferred bond offering costs, and distributions payable on units owned by the Company’s Manager. For the three and six months ended December 31, 2002, the Company recorded management fees to the Company’s Manager of approximately $187,000 and $350,000, respectively, compared to $87,000 and $87,000 for the same periods in 2001. Additionally, for the three and six months ended December 31, 2002, the Company recorded distributions owed to the Company’s Manager of $32,358 and $65,660 based upon the total of 110,000 units owned by the Company’s Manager.

      During the six months ended December 31, 2002, the Company purchased $13,670,000 in investments in mortgage loans from Fund I, $6,549,976 from the Manager, and $14,023,151 from other related parties. For the same period, the Company also sold $13,575,000 in investments in mortgage loans to Vestin Fund I, LLC, $500,856 to the Manager, and $20,200,000 to other related parties.

Note E—Real Estate Held for Sale

      During the three months ended December 31, 2002, the Company foreclosed on three loans totaling $6,699,825 and took title to the properties, which consisted of land and a partially completed golf course in Mesquite, Nevada. Upon foreclosure, the Company assigned the rights to any future judgment related to a personal guarantee associated with the golf course loan to the Manager in exchange for investments in mortgage loans, which are in default as of December 31, 2002, with a carrying amount of $1.7 million. The Company determined that the carrying amount of the investments in mortgage loans received approximated their fair value and, therefore, no gain or loss was recorded from this transaction. The remaining assets were transferred to real estate held for sale upon foreclosure at the estimated fair value of the land and golf course, aggregating $4,984,899. Based on management’s estimate of fair value of these assets, no charge to the allowance for loan losses was required at the time the assets were transferred.

Note F—Secured Borrowing

      As of December 31, 2002, the Company had $28.6 million in secured borrowings pursuant to an intercreditor agreement with the related amounts included in receivables under secured borrowings. For the three and six month periods ended December 31, 2002, the Company recorded interest expense of $0.7 and $1.4 million, respectively, related to the secured borrowings.

VESTIN FUND II, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)
December 31, 2002

Note G—Revolving Line of Credit

      The Company has a revolving line of credit with a financial institution, which provides for borrowing up to $2,000,000 on which, as of December 31, 2002, the balance was $2,000,000. The line of credit is secured by the Company’s certificates of deposit with First Hawaiian Bank, is payable in monthly installments of interest only at 1.50% over the weighted average interest rate paid on the First Hawaiian Bank certificates of deposit (1.6% at December 31, 2002), maturing on September 28, 2003. The interest rate will be reset upon the occurrence of either a new drawing on the revolving line of credit or at the maturity of the certificate of deposit. The agreement contains covenants which the Company was in compliance with as of December 31, 2002.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of Vestin Group, Inc.

      We have audited the accompanying consolidated balance sheet of Vestin Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vestin Group, Inc. and Subsidiaries at December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona
February 27, 2003

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2002

ASSETS
Cash	$2,523,017
Accounts receivable, net of allowance of $160,995	5,234,469
Interest receivable	113,352
Due from related parties	1,803,112
Notes receivable	700,000
Notes receivable—related party	117,964
Investments in real estate held for sale	5,980,509
Investments in mortgage loans on real estate, net of allowance of $80,000	8,874,643
Other investments—related parties	2,100,000
Other assets	670,999
Property and equipment, net	719,113

Total assets	$28,837,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$1,969,379
Dividend payable	75,650
Income taxes payable	1,395,538
Line of credit	7,000,000
Notes payable—related party	1,901,428
Notes payable	151,003

Total liabilities	12,492,998

Commitments and contingencies	—
Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 907,800 shares issued and outstanding	91
Common stock, $.0001 par value; 100 million shares authorized 5,324,340 shares issued and outstanding	532
Additional paid-in capital	8,922,885
Retained earnings	7,420,672

Total stockholders’ equity	16,344,180

Total liabilities and stockholders’ equity	$28,837,178

The accompanying notes are an integral part of this statement.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended

	December 31, 2002	December 31, 2001

Revenues
Loan placement and related fees	$30,607,054	$20,201,393
Interest income	626,657	605,763
Other income	670,593	634,482

Total revenues	31,904,304	21,441,638

Expenses
General and administrative expenses (2002 includes a $4,798,926 provision for loss—see Note M)	17,516,041	10,064,969
Sales and marketing expenses	7,896,687	7,577,806
Interest expenses	493,078	753,361

Total expenses	25,905,806	18,396,136

Income from continuing operations before provision for income taxes	5,998,498	3,045,502
Provision for income taxes	2,166,660	1,220,281

NET INCOME	$3,831,838	$1,825,221

Earnings per common share—Basic	$0.54	$0.29

Earnings per common share—Diluted	$0.34	$0.26

Weighted average number of common shares outstanding—Basic	5,396,363	5,985,701

Weighted average number of common shares outstanding—Diluted	8,498,358	6,794,634

The accompanying notes are an integral part of these statements.

VESTING GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

									Accumulated
	Preferred Stock		Common Stock		Treasury Stock		Additional		Other
							Paid-in	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Total

Balance at January 1, 2001	—	$—	6,989,270	$699	(2,400)	$(11,306)	$1,739,427	$7,347,117	$(115,790)	$8,960,147
Comprehensive income:
Net income			—	—	—	—	—	1,825,221	—	1,825,221
Net unrealized loss on investments available-for-sale, net of tax of $24,591	—	—	—	—	—	—	—	—	(47,733)	(47,733)

Total comprehensive income	—	—	—	—	—	—	—	1,825,221	(47,733)	1,777,488
Divestiture of L.L. Bradford and Company	—	—	—	—	(800,000)	(540,000)	—	—	—	(540,000)
Issuance of preferred stock	937,800	94	—	—	—	—	9,377,904	—	—	9,377,998
Declaration of dividend on preferred stock	—	—	—	—	—	—	—	(75,731)	—	(75,731)
Declaration of common stock dividend	—	—	—	—	—	—	—	(112,324)	—	(112,324)
Common stock issued for employee bonuses	—	—	—	—	30,000	44,442	49,758	—	—	94,200
Expenses related to issuance of warrants	—	—	—	—	—	—	928,992	—	—	928,992
Treasury stock acquired	—	—	—	—	(648,672)	(3,640,581)	—	—	—	(3,640,581)
Retirement of treasury stock	—	—	(1,421,072)	(142)	1,421,072	4,147,445	(4,147,303)	—	—	—

Balance at December 31, 2001	937,800	94	5,568,198	557	—	—	7,948,778	8,984,283	(163,523)	16,770,189
Comprehensive income:
Net income								3,831,838		3,831,838
Realization of loss on marketable securities									163,523	163,523

Total comprehensive income								3,831,838	163,523	3,995,361
Declaration of dividend on preferred stock	—	—	—	—	—	—	—	(933,800)	—	(933,800)
Declaration of dividend on common stock	—	—	—	—	—	—	—	(1,942,965)	—	(1,942,965)
Expenses related to issuance of warrants	—	—	—	—	—	—	928,302	—	—	928,302
Treasury stock acquired	—	—	—	—	(296,200)	(2,518,714)	—	—	—	(2,518,714)
Common stock options exercised	—	—	2,000	—	—	—	8,000	—	—	8,000
Warrants issued to purchase common stock for consulting services	—	—	—	—	—	—	37,807	—	—	37,807
Common stock issued from treasury for employee bonus	—	—	—	—	1,000	6,120	—	—	—	6,120
Treasury stock retired	—	—	(295,200)	(30)	295,200	2,512,594	—	(2,518,684)	—	(6,120)
Preferred stock converted into common stock	(30,000)	(3)	49,342	5			(2)			—

Balance at December 31, 2002	907,800	$91	5,324,340	$532	—	$—	$8,922,885	$7,420,672	$—	$16,344,180

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended

	December 31, 2002	December 31, 2001

Cash flow from operating activities:
Net income	$3,831,838	$1,825,221
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	114,875	74,861
Stock based compensation	966,109	1,023,192
Net gain from sales of investment in real estate held for sale	(168,889)	—
Loss on investment in marketable securities	256,658	—
Loss on other investments	5,202,426	—
Provision for losses on investments in mortgage loans on real estate	80,000	—
Changes in operating assets and liabilities:
Accounts receivable	(1,859,079)	(1,469,985)
Interest receivable	(113,352)	—
Due from stockholder	—	(20,037)
Due from related parties	(1,074,346)	(220,116)
Notes receivable	—	(814,999)
Other assets	71,012	(271,422)
Accounts payable and accrued expenses	446,614	761,204
Due to related parties	—	(147,962)
Dividend payable	(112,324)	—
Income taxes payable	(67,705)	(716,769)

Net cash provided by operating activities	7,573,837	23,188

Cash flows from investing activities:
Purchase of property and equipment	(529,271)	(194,895)
Cash advanced on notes receivable	(144,500)	—
Principal payments received on notes receivable	1,071,999	153,000
Principal payments received on notes receivable — related party	132,999	—
Purchase of investment in real estate held for sale	(111,171)	(407,746)
Proceeds from sale of investment in real estate held for sale	4,717,000	83,500
Net purchase of investment in marketable securities	(64,373)	(41,576)
Net purchase of other investments	—	(1,161,262)
Purchase of investments in mortgage loans on real estate from the Funds	(23,273,124)	—
Proceeds from sale of investments in mortgage loans on real estate to the Funds	24,200,856	—
Purchase of investments in mortgage loans on real estate, net of sales	(11,457,106)	(1,526,366)

Net cash used in investing activities	(5,456,691)	(3,095,345)

Cash flows from financing activities:
Advances on line of credit, net	7,000,000	—
Payments on notes payable	(5,058,982)	(3,402,412)
Proceeds from notes payable	—	7,600,000
Proceeds from sale of preferred stock	—	4,377,998
Proceeds from common stock options exercised	8,000	—
Payment of dividend on preferred stock	(858,150)	(75,731)
Payment of dividend on common stock	(1,942,965)	—
Purchase of treasury stock	(2,518,714)	(2,699,871)

Net cash provided by (used in) financing activities	(3,370,811)	5,799,984

Net change in cash	(1,253,665)	2,727,827
Cash at beginning of period	3,776,682	1,048,855

Cash at end of period	$2,523,017	$3,776,682

Supplemental cash flow information:
Cash paid for federal income taxes	$2,221,360	$2,167,342

Cash paid for interest	$495,935	$639,358

Noncash investing and financing activities:
Sale of real property in exchange for note receivable	$—	$812,500

Acquisition of real properties in exchange for notes payable	$—	$4,109,644

Exchange of mortgage loan for note receivable	$—	$940,710

Spin-off of L.L. Bradford and Company	$—	$572,147

Issuance of 500,000 shares of preferred stock in satisfaction of note payable	$—	$5,000,000

Retirement of treasury stock	$2,518,714	$4,147,445

Dividends declared on preferred stock	$75,650	$112,324

Exchange of note receivable for acquisition of treasury stock	$—	$940,710

Notes payable assumed through foreclosure	$2,714,181	$—

Investments in real estate held for sale acquired through foreclosure	$5,900,059	$—

Purchase of rights to receive proceeds related to loan guarantee in exchange for investments in mortgage loans on real estate	$4,798,926	$—

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Note A—Organization and Summary of Significant Accounting Policies

Organization

      Vestin Group, Inc. (“Vestin Group” or the “Company”) was incorporated in the State of Delaware on June 2, 1998. The Company conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing two publicly held funds, Vestin Fund I, LLC (“Fund I”) and Vestin Fund II, LLC (“Fund II”), which invest in mortgage loans. Vestin Mortgage as manager of Fund I and Fund II will be referred to as “Managing Member”.

      The Company operates in one business segment.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      The Company recognizes revenue primarily from loan placement fees, loan servicing fees and extension fees. Loan placement fees are recorded as revenue at the close of escrow and reduced by direct loan placement costs on loans which the Company has not recorded as investments in mortgage loans on its financial statements. Typically, deeds of trust related to loans placed are initially in the Company’s name to facilitate the loan placement process. Upon arranging a funding source for such loans, the deeds of trust are assigned to the respective investor (i.e., individual investors, Fund I, and Fund II). Loan servicing fees are recorded as revenue when such services are rendered. Servicing fees represent the interest spread between what is paid to the investor and what the borrower pays for the use of the money, which can vary from loan to loan. Servicing costs approximate servicing fees and therefore, the Company has not recognized a servicing asset or liability. Extension fees are generally recorded as revenue at the extension grant date.

      Interest income on investments in mortgage loans on real estate is accrued by the effective interest method. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note A—Organization and Summary of Significant Accounting Policies—(Continued)

Investments in Real Estate Held for Sale

      Investments in real estate held for sale include real estate acquired through foreclosure and are carried at the lower of the recorded amount, inclusive of any senior indebtedness, or the property’s estimated fair value, less estimated costs to sell.

Investments in Mortgage Loans

      Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. Appraisals are also based on either an “as is basis” or “as-if completed basis”. These appraised values do not reflect immediate sales values, which may be substantially less as appraised values can increase or decrease as conditions and circumstances affecting the properties change. Such change can be significant.

Allowance for Loan Losses

      The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Company’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Property and Equipment

      Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. The cost of repairs and maintenance is charged to expense as incurred.

Advertising Costs

      Advertising costs are expensed as incurred and were approximately $3,015,000 and $4,220,000 for the years ended December 31, 2002 and 2001, respectively.

Income Taxes

      The Company accounts for its income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note A—Organization and Summary of Significant Accounting Policies—(Continued)

Impairment of Long-Lived Assets

      The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

     Stock-Based Compensation

      The Company applies Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

      The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (“SFAS No. 123”), Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2002	2001

Net income, as reported	$3,831,838	$1,825,221
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(2,657,916)	(1,418,707)

Pro forma net income	$1,173,922	$406,514

Net income per common share
Basic earnings per share, as reported	$0.54	$0.29

Diluted earnings per share, as reported	$0.34	$0.26

Basic earnings per share, pro forma	$0.22	$0.07

Diluted earnings per share, pro forma	$0.14	$0.06

      As required, the pro forma disclosures above include options granted since February 26, 1998 (Inception). Consequently, the effects of applying SFAS No. 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures.

Recent Accounting Pronouncements

      In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, (SFAS No. 148”) was issued. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note A—Organization and Summary of Significant Accounting Policies—(Continued)

changes to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN No. 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, was issued. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The adoption of the provisions of FIN No. 45 did not have a material impact on the Company’s results of operations, financial position or cash flows.

      On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, an interpretation of ARB 51, was issued. The primary objectives of FIN No. 46 are to provide guidance on the identification and consolidation of variable interest entities, or VIE’s, which are entities for which control is achieved through means other than through voting rights. The Company does not have VIEs.

Note B—Accounts Receivable

      The Company services loans which have been arranged for the investor parties through a servicing agreement. The servicing agreement stipulates that all extension fees charged on behalf of the investors shall be retained by the Company as part of the loan servicing fees. Accounts receivable represent extension, interest and loan placement fees earned but not yet received. As of December 31, 2002, accounts receivable totaling $5,234,469 is net of allowance for doubtful accounts of $160,995.

Note C—Notes Receivable

      Notes receivable consist of the following:

Promissory note totaling $400,000 related to proceeds from properties sold by the Company. This note matures in December, 2006, bears interest at 8%, and is secured by real estate.

Promissory note totaling $300,000 related to proceeds from properties sold by the Company. This note matures in October, 2003, bears interest at 10.5%, and is secured by real estate.

Note D—Investment in Mortgage Loans on Real Estate

      At December 31, 2002, the Company’s investments in mortgage loans had maturity dates ranging from January 1999 through June 2006. The Company had approximately $712,000 in loans that were greater than 90 days past due on interest or past maturity at December 31, 2002. As of December 31, 2002, all other mortgage loans payments were current and performing according to their terms. Management has evaluated the collectibility of the loans in light of the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan and, therefore, believes that the allowance for loan losses of $80,000 as of December 31, 2002 is sufficient.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note E—Investment in Real Estate Held for Sale

      At December 31, 2002, the Company had ten properties totaling $5,980,509, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Note H. Such investments in real estate held for sale are recorded at the lower of cost or fair value less costs to sell. It is not the Company’s intent to invest in or own real estate. The underlying value of these investments was sufficient at December 31, 2002 to realize their carrying value.

Note F—Property and Equipment

      Property and equipment consists of the following as of December 31, 2002:

Furniture and fixtures	$102,176
Computers and equipment	448,363
Real estate	293,774

Leasehold improvements	89,174

933,487
Less: Accumulated depreciation	(214,374)

Total property and equipment	$719,113

Note G—Notes Payable

      Notes payable totaling $151,003 as of December 31, 2002, consists of promissory notes to various parties related to foreclosed real estate properties (developed parcels of land) during 2002. The notes are collateralized by the foreclosed real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on these notes.

Note H—Notes Payable—Related Party

      Notes payable—related party totaling $1,901,428 as of December 31, 2002, consists of the following:

      Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. The note is collateralized by the real estate property. Since the Company acquired the properties through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

      Note payable to an entity controlled by a company owned by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the property through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

      Note payable to an entity controlled by a company owned by the Company’s Chief Executive Officer totaling $1,174,367 related to vacant land. The note is collateralized by the real estate property. Since the Company acquired the property through foreclosure, it is not required and does not intend to accrue or pay interest on this note.

Note I—Lines of Credit

      The Company maintains a total of $7,000,000 in revolving lines of credit with two financial institutions specifically for interim funding of mortgage loans placed. As of December 31, 2002, the balance on these lines of credit totaled $7,000,000 which are payable in monthly installments of interest

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note I—Lines of Credit—(Continued)

only at the prime lending rate plus an additional rate ranging from 1.0% to 2.0% (prime lending rate of 4.25% at December 31, 2002), and expire in June 2003. However, one of these lines of credit totaling $2,000,000 has a floor interest rate of 7.5%. These lines of credit are guaranteed by the Company’s Chief Executive Officer and are secured by the deeds of trust on the property being advanced against. The Company has complied with all covenants on these lines of credit as of December 31, 2002.

Note J—Credit Agreement

      The Company has entered into a credit agreement with a financial institution that maintains non-interest bearing trust funds held on behalf of the investors and other funds of the Company. The credit agreement allows the Company to borrow funds up to the amount held in the trust accounts and other funds held at the institution at a rate of 1% and invest those funds in commercial paper (securities). The Company has provided the financial institution with a security interest in the securities and, at all times, the securities remain in the financial institution’s custody and control. The balance drawn down upon the credit agreement was $-0- at December 31, 2002.

Note K—Trust Accounts

      The Company manages certain trust assets including cash and receivables on behalf of the investors. The cash is held at a financial institution, and the Company records and reconciles the receivables from borrowers. At December 31, 2002, the cash held in trust approximated $7,605,662 and the trust receivable was $1,277,044. The related trust liability was $8,882,706 at December 31, 2002. The trust assets and liabilities are not recorded on the balance sheet of the Company at December 31, 2002.

Note L—Loans Serviced for Others

      The Company services loans for others that were originated by the Company, which are not shown on the balance sheet. The face amount of these loans at December 31, 2002 approximated $678,439,707.

Note M—Related Party Transactions

      Notes receivable— related party consists of a note receivable of approximately $118,000 from a former employee of the Company dated April 19, 2000. The note is unsecured, matures on April 19, 2004 and bears interest at 10%. Interest only payments are made on a semi-annual basis with the principal and any accrued interest due as a lump sum at maturity.

      Due from related parties totaling $1,803,112 are comprised of the following as of December 31, 2002:

Amounts due from Fund I totaling $530,873 relate to management fees, earnings on units invested in Fund I, and reimbursable expenses. Amounts due from Fund I bear no interest and are due on demand.

Amounts due from Fund II totaling $1,247,156 relate to management fees, earnings on units invested in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Amounts due from inVestin Nevada, Inc. totaling $25,083 relate to advances made for start-up costs. Amounts due from inVestin Nevada, Inc. bear no interest and are due on demand. In October 2002, Vestin Mortgage entered into an agreement to provide management services to inVestin Nevada, Inc., a corporation wholly-owned by the Chief Executive Officer of the Company that will

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note M—Related Party Transactions—(Continued)

seek to raise $100,000,000 through the sale of subordinated notes to Nevada residents. During February 2003, this balance was paid off in full.

      During the year ended December 31, 2002, the Company acquired the rights to a legal judgment for a personal guarantee from the Funds in the amount of $4.8 million in exchange for investments in mortgage loans on real estate of the same value. Subsequent to the acquisition and as a result of unanticipated uncertainties inherent with litigation and enforcement of judgments, the Company elected to write off the full amount paid for the right to receive the proceeds of the loan guarantee. This write-off is reflected in General and Administrative expenses on the Consolidated Statement of Income for the year ended December 31, 2002.

      Other investments— related parties consists of the Company’s investments in units of Fund I and Fund II totaling $1.0 million and $1.1 million, respectively, as of December 31, 2002.

      During the years ended December 31, 2002 and 2001, the Company paid $509,283 and $54,200, respectively, for legal fees to a law firm in which the Executive Vice President of Legal and Corporate Affairs of the Company has an equity ownership interest.

      The Company’s President, Financial Advisor, and Tax Manager are equity owners in a Certified Public Accounting (“CPA”) firm. During 2002, $150,000 was paid to the Financial Advisor and Tax Manager for services provided to the Company. Also, During 2002, the CPA firm’s staff assisted in the preparation of the Company’s financial reports and provided bookkeeping services at no charge to the Company.

      The Company recognizes an annual management fee up to 0.25% of the aggregate capital contributions to the Funds per annum. The Company may, in its sole discretion, waive its management fee. For the year ended December 31, 2002, the Company recorded management fees of approximately $249,000 from Fund I and $586,000 from Fund II as compared to $131,000 from Fund I and $87,000 from Fund II for the same period in 2001. In connection with the organization of the Funds, the Company received approximately 100,000 Units in Fund I for expenses paid by the Company to unaffiliated third parties in connection with the offering of units in Fund I, and 110,000 units from Fund II for such offering expenses which is the maximum amount allowed for such expenses under the Operating Agreement of Fund II.

      During the year ended December 31, 2002, the Company sold $24.2 million in loans to the Funds pursuant to the terms of the Operating Agreement of the Funds which permits the Funds to acquire loans from the Company if the loans were acquired to facilitate their acquisition by the Funds and provided that the price paid is no greater than the Company’s cost. During the year ended December 31, 2002, the Company also purchased $23.3 million in loans from the Funds.

      In September 2002, the Company entered into a one year Aircraft Usage Agreement with C5, LLC, a company wholly-owned by the Company’s Chief Executive Officer. The agreement is to allow the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The agreement automatically renews for successive periods of one year each unless terminated by either party no less than thirty days prior to the end of the term.

      During 2002, the Company paid approximately $232,000 to a Company owned jointly by the Company’s Chief Executive Officer and a stockholder of the Company related to the use of an airplane for company travel.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note M—Related Party Transactions—(Continued)

      The Company had an investment in the amount of $153,810 in a mortgage loan to an entity which is 100% owned by the Company’s Chief Executive Officer (“CEO”). During December 2002, a sale of the property securing the investment was consummated. As of December 31, 2002, the Company recorded a receivable for the proceeds of the loan payoff which was collected in January 2003.

Note N—Income Taxes

      The components of the provision (benefit) for income taxes are as follows at December 31:

	2002	2001

Current	$2,096,827	$1,475,246
Deferred	69,833	(254,965)

	$2,166,660	$1,220,281

      Deferred taxes result from temporary differences in the recognition of certain revenue and expense items for income tax and financial reporting purposes. The significant components of the Company’s deferred taxes as of December 31 are as follows:

	2002	2001

Deferred tax assets:
Allowance for doubtful accounts	$27,448	$53,465
Unrealized loss on investments	—	84,240
Spokesperson stock warrants	315,623	315,623
Officer salaries	25,295	12,070
Allowance for loan losses	27,200	—

Net deferred tax assets	$395,566	$465,398

      Deferred tax assets are included in other assets in the accompanying Consolidated Balance Sheet.

      The reconciliation of the statutory federal rate to the Company’s effective income tax rate is as follows:

	2002	2001

Statutory tax provision	$2,039,490	$1,035,471
Non-deductible expenses	127,170	184,810

	$2,166,660	$1,220,281

Note O—Earnings Per Common Share

      Basic earnings per common share is calculated by dividing net income by the weighted average number of common share outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding, plus all additional common shares that would have been outstanding if potentially dilutive securities or common

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note O—Earnings Per Common Share—(Continued)

stock equivalents had been issued. The following table reconciles the weighted average number of shares used in the earnings per share calculations as of December 31, 2002 and 2001:

	For the Year Ended December 31, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net income:	$3,831,838
Less: Preferred stock dividends	(933,800)
Basic EPS:
Income available to common stockholders	2,898,038	5,396,363	$0.54

Effect of dilutive securities:
Options/warrants	—	3,101,995	—

Diluted EPS:
Income available to common stockholders plus assumed conversions	$2,898,038	8,498,358	$0.34

	For the Year Ended December 31, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net income:	$1,825,221
Less: Preferred stock dividends	(75,731)
Basic EPS:
Income available to common stockholders	1,749,490	5,985,701	$0.29

Effect of dilutive securities:
Options/warrants	—	808,933	—

Diluted EPS:
Income available to common stockholders plus assumed conversions	$1,749,490	6,794,634	$0.26

      There were no securities considered antidilutive in the computation of diluted earnings per share.

Note P—Employee Benefit Plan

401(k) Plan

      The Company maintains a 401(k) Savings Plan which covers substantially all full-time employees. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). The Company matches employee contributions dollar for dollar up to 7% of compensation. The Company contributed approximately $161,000 and $110,000 to the plan for the years ended December 31, 2002 and 2001, respectively.

Note Q—Stockholders’ Equity

Preferred Stock

      During fiscal year 2001, the Company issued 937,800 shares of Series A Convertible Preferred Stock (“Preferred Stock”) at $10.00 per share for a total of $9,378,000. This consisted of $4,378,000 in cash and $5,000,000 in exchange of a note payable. The holder of the Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of the Company, out of any funds legally available therefore,

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note Q—Stockholders’ Equity—(Continued)

dividends equal to ten percent (10%) of the original issue price prior and in preference to any declaration or payment of any dividends on the Company’s common stock; and convertible into the Company’s common stock, at the option of the holder thereof, at anytime after the date of issuance at a conversion price of $6.08 per share of common stock. The Preferred Stock is redeemable at the option of the Company at a redemption price of eleven dollars ($11.00) per share. On March 29, 2002, the Company amended the Preferred Stock agreement to allow the holders of the Preferred Stock to be entitled to receive, when, as and if declared by the Board of Directors, dividends in an amount to be determined by the Board of Directors, but not less than 0.83% of the original issue price per annum and not more than 10% of the original issued price per annum, prior and in preference to any declaration or payment of any dividends on the Common Stock. Dividends on the Series A Preferred may be paid in cash or in Common Stock and shall not be cumulative.

Common Stock Dividends

      During fiscal year 2002, the Company declared and paid cash dividends approximating $1,943,000 to common stockholders.

Stock Options

      During fiscal year 2002, the Company granted stock options and warrants for 1,140,000 shares of common stock to the chief executive officer and other eligible employees. The stock options granted to eligible employees totaling 640,000 have a term of 10 years from the date of grant and vest equally over a two year period beginning upon the date of grant. The stock warrants granted to the chief executive officer totaling 500,000 have a term of 10 years from the date of grant and vest entirely on the date of grant.

      As of December 31, 2002, outstanding stock options and warrants totaled 2,714,000.

Stock Options and Warrants Activity

      The following table summarizes the Company’s employee and directors stock options and warrants activity:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Balance, January 1, 2001	961,800	$4.00
Options and warrants granted	636,700	5.05
Options and warrants exercised	—	—
Options and warrants forfeited/expired	9,500	4.00

Balance, January 1, 2002	1,589,000	4.45
Options and warrants granted	1,140,000	7.02
Options and warrants exercised	—	—
Options and warrants forfeited/expired	15,000	6.24

Balance, December 31, 2002	2,714,000	$5.36

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note Q—Stockholders’ Equity—(Continued)

      The following table summarizes information about options and warrants outstanding and exercisable for employees and directors at December 31, 2002 and 2001:

Shares Underlying Options Outstanding				Shares Underlying Options
				Exercisable
	Shares	Weighted
	Underlying	Average	Weighted	Shares	Weighted
	Options/	Remaining	Average	Underlying	Average
Exercise	Warrants	Contractual	Exercise	Options	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$4.00	967,300	7.83 years	$4.00	962,300	$4.00
$5.07	609,700	8.27 years	$5.07	573,134	$5.07
$7.02	1,137,000	9.92 years	$7.02	712,333	$7.02

      Pro forma information regarding net income and net income per share, as disclosed in Note A, has been determined as if the Company had accounted for its Employee stock-based compensation plans and other stock options under the fair value method of SFAS No. 123. The fair value of each option and warrant grant are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option and warrant plans:

	2002	2001

Average risk-free interest rates	2.58%	3.41%
Average expected life (in years)	3	3
Volatility	74.50%	84.22%
Dividend yield	0.25%	1.43%

      The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s Employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. During 2002 and 2001, there were no options granted with an exercise price below the fair value of the underlying stock at the grant date.

      The weighted average fair value of options and warrants granted with exercise prices at the current fair value of the underlying stock during 2002 and 2001 was approximately $3.51 and $2.76 per option, respectively.

Stock Warrants

      Spokesperson Stock Warrants—In January 2001, the Company consummated a Consulting Agreement with Joe Namath, a National Football League Hall of Fame inductee, to act as a spokesperson on behalf of the Company for five years. In consideration, Mr. Namath will be compensated in the amount of $1,000,000 cash annually and received warrants to purchase 800,000 shares of the Company’s common stock at an exercise price of $0.01 and warrants to purchase 400,000 shares of the Company’s common stock at an exercise price of $4.60. The 800,000 warrants vest immediately, and the 400,000 warrants vest within one year. The outstanding warrants granted have a term of ten years from the date of grant. The fair value of the warrants was estimated as of the measurement date using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%, expected volatility of 54.51%, risk-

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note Q—Stockholders’ Equity—(Continued)

free interest rate of 5.77% and an expected holding period of five years. Based on these assumptions, total compensation expense of the warrants granted was approximately $4,650,000 and will be recognized over five years, the length of the consulting agreement. Accordingly, the Company recorded consulting expenses of approximately $930,000 for the year ended December 31, 2002. The following tables summarize information about the Spokesperson Stock Warrants activity during the year ended December 31, 2002:

Weighted
	Number of	Average
	Warrants	Exercise Price

Balance, January 1, 2002	1,200,000	$1.54
Warrants granted	—	—
Warrants canceled	—	—
Warrants expired	—	—
Warrants exercised	—	—

Balance, December 31, 2002	1,200,000	$1.54

	Exercise Price
	Equals, Exceeds
Number of	or is Less than
Warrants	Market Price of	Weighted		Weighted
Granted	Stock on Grant	Average	Exercise	Average
During 2002	Date	Exercise Price	Price	Fair Value

—	Equals	$—	$—	$—
400,000	Exceeds	4.60	4.60	2.81
800,000	Less than	0.01	0.01	4.62

1,200,000		$1.54		$4.00

      Consultant Warrants—During 2002, the Company issued warrants to purchase 8,333 shares of common stock to consultants, and as a result, the Company recorded $37,807 in consulting expenses during 2002. The warrants have an exercise price $7.25 per share, weighted average fair value of $4.54 per share, vest immediately and have a term of 5 years. The fair value was estimated as of the measurement date using Black-Scholes option pricing model with the following assumptions: dividend yield of 0.25%, expected volatility of 89.52%, risk-free interest rate of 2.89% and expected holding period of one year.

Treasury Stock

      During fiscal year 2001, the Company acquired 1,448,672 shares of treasury stock, which includes 800,000 shares related to the spin-off L.L. Bradford & Company, for a total value of approximately $4,191,887. During October 2001, the Company awarded 30,000 shares of its treasury stock to two employees of the Company. Expenses related to this bonus totaled $94,200. 1,421,072 shares of treasury stock were retired as of December 31, 2001.

      During fiscal year 2002, the Company acquired 296,200 shares of treasury stock for a total value of $2,518,714 of which 1,000 shares were awarded to an employee as bonus totaling $6,120. The remaining 295,200 shares of treasury stock were retired as of December 31, 2002.

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note R—Employment Agreements

      The Company has employment agreements and arrangements with certain officers and key employees. The agreements generally continue for a period of three years or until terminated by the executive or the Company with cause. The agreements and arrangements provide the employees with a base salary and benefits. The agreements contain covenants against competition with the Company, which extend for a period of time after termination.

Note S—Fair Value of Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable, dividends payable, and notes payable approximate fair value because of the short-term maturity of these instruments.

      The carrying value of mortgage loans and notes receivable approximates the fair value at December 31, 2002. The fair value is estimated based upon projected cash flows discounted at the estimated current interest rates at which similar loans would be made.

Note T—Concentrations

      Financial instruments, which potentially subject the Company to credit risk, include cash in bank, accounts receivable and loans secured by trust deeds.

      The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

      Concentration of credit risk with respect to accounts receivable is limited because of the large number of diverse customers. The Company controls credit risk through real estate securing mortgage loans and monitoring procedures. The Company believes it is not exposed to any significant credit risk on accounts receivable.

      Concentrations of mortgage loans serviced exist in California, Hawaii, Nevada, and Texas with approximately 14%, 10%, 38% and 22% of mortgage loan balances as of December 31, 2002, respectively. As such, the Company has a significant geographic concentration of credit risk that may be adversely affected by periods of economic decline in these states.

      Concentrations of mortgage loans exist at December 31, 2002 in commercial, construction, and acquisition and development loans. Concentrations of mortgage loans also exist with one borrower which represents approximately 77% of the total investments in mortgage loans at December 31, 2002. As such, the Company has a significant product concentration and concentration of credit risk with one borrower that may be adversely affected by periods of economic decline.

      The Company’s investments in mortgage loans on real estate will require the borrower to make a balloon payment of the principal at maturity. To the extent that a borrower has an obligation to pay a mortgage loan in a lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to refinance or raise a substantial amount of cash. An increase in interest rates over the mortgage rate applicable at origination of the loan may have an adverse effect on the borrower’s ability to refinance.

Note U—Commitments and Contingencies

Lease Commitments

      The Company operates from leased office facilities under a noncancellable operating lease. The lease requires the Company to pay certain escalation clauses for real estate taxes, operating expense, usage and

VESTIN GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Note U—Commitments and Contingencies—(Continued)

common area charges. The Company also leases equipment and a vehicle under noncancellable operating leases. Rent expense for leased office facilities, equipment, and the vehicle charged to operations for the year ended December 31, 2002 and 2001 was $568,772 and $404,849, respectively.

      Future minimum rental payments required under the operating leases as of December 31, 2002, are as follows:

2003	418,329
2004	364,608
2005	326,398
2006	74,700

$1,184,035

      In September 2002, the Company entered into a one year Aircraft Usage Agreement with C5, LLC, a company wholly owned by the Company’s Chief Executive Officer. The agreement is to allow the Company to use an airplane on a preferred basis over any other proposed user. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The agreement automatically renews for successive periods of one year each unless terminated by either party no less than thirty days prior to the end of the term. Future minimum payments required under this agreement for 2003 total $360,000.